Joseph A. Hall +1 212 450 4565 joseph.hall@davispolk.com davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

June 25, 2021

Re:	Grayscale Digital Large Cap Fund LLC Registration Statement on Form 10-12G Filed May 13, 2021 File No. 000-56284

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Att’n:	Justin Dobbie
Dana Brown
John Spitz
Becky Chow

Ladies and Gentlemen:

On behalf of our client, Grayscale Investments, LLC, the manager (the “Manager”) of Grayscale Digital Large Cap Fund LLC (the “Fund”), this letter sets forth the Manager’s responses to the comments provided by the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated June 10, 2021 on the registration statement on Form 10-12G (the “Registration Statement”) relating to the registration of the Trust’s shares (the “Shares”) pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Manager has revised the Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter Amendment No. 1 to the Registration Statement, Exhibit 99.1 to which (the “Information Statement”) reflects these revisions and updates and clarifies certain other information. For the Staff’s convenience, each comment is restated in italics prior to the response to such comment. All references to page numbers and captions correspond to pages and captions in the Information Statement.

Registration Statement on Form 10-12G

General

1.

Please discuss the analysis or process, if any, you conduct to determine whether the digital assets that you hold are securities for purposes of the federal securities laws, including the determinations you have made under any such analysis or process. In addition, discuss whether any such determination is considered as part of your fund construction criteria and whether you will continue to hold a digital asset if you or any other relevant party determines that it is or may be a security.

The Manager considers whether a particular digital asset that is included or eligible for inclusion in the Fund is a security for purposes of the federal securities laws taking into account a number of factors, including the definition of “security” under Section 2(a)(1) of the Securities Act of 1933, as amended, and Section 3(a)(10) of the Exchange Act, the Supreme Court’s decision in SEC v. W.J. Howey Co., 328 U.S. 293

(1946), which interpreted the term “investment contract” appearing in such definitions, the case law following Howey, and reports, orders, press releases, public statements and speeches by the SEC and the Staff providing guidance on when a digital asset may be a security for purposes of the federal securities laws. The Manager is aware of the letter sent by the SEC’s Strategic Hub for Innovation and Financial Technology to the New York State Department of Financial Services on January 27, 2020. The Manager also considers the analytical framework developed by Coinbase, Inc. through input from internal and external counsel, including external securities counsel, and technical experts familiar with the unique attributes of digital assets. This framework has also been adopted by the Crypto Ratings Counsel, an organization of which the Manager is a founding member.

The Fund was launched in March 2018 and initially included Bitcoin, Ethereum, XRP, Bitcoin Cash and Litecoin. In June 2018, the then-director of the SEC’s Division of Corporation Finance indicated in a speech that he did not consider then-current offers and sales of Bitcoin or Ethereum to be securities transactions, and the Manager concurs with such assessment. (See William Hinman, Dir., Div. of Corp. Fin., SEC, Remarks at the Yahoo Finance All Markets Summit: Digital Asset Transactions: When Howey Met Gary (Plastic) (June 14, 2018), https://www.sec.gov/news/speech/speech-hinman-061418.) In April 2019, the Manager received legal analyses from external counsel addressing whether the other three initial Fund Components, XRP, Bitcoin Cash and Litecoin, should be considered securities under the federal securities laws. As disclosed on page 3, in January 2021 the Fund removed XRP from its composition. As disclosed on page 3, in April 2021 the Manager added Chainlink to the Fund in accordance with the Fund’s construction criteria. Prior to doing so, the Manager had received a legal analysis from external counsel addressing whether Chainlink should be considered a security under the federal securities laws.

The Manager notes that pursuant to criterion (ii) of the “Removal of Existing Fund Components” portion of the Fund Construction Criteria, described on pages 84-88, the Manager may exclude a digital asset from the Fund’s portfolio even if it meets the Inclusion Criteria if it believes that, based on current guidance, use or trading of the digital asset raises or potentially raises significant governmental, policy or regulatory concerns or is subject or likely subject to a specialized regulatory regime, such as the U.S. federal securities or commodities laws or similar laws in other significant jurisdictions. If the Manager or any other relevant party were to determine that a digital asset included in the Fund is or may be a security, the Manager would consider whether or not it was appropriate to remove such digital asset in accordance with criterion (ii). Any decision whether to remove a particular digital asset would be based upon the Manager’s analysis of all relevant facts and circumstances existing at the time of such determination that the digital asset is or may be a security.

2.

In your next amendment, please update all non-financial disclosure that is tied to your financial statements to reflect the most recently completed interim period. Update other non-financial disclosure to reflect the most recent practicable date.

The Manager has revised all non-financial disclosure in the Information Statement in response to the Staff’s comment.

3.	We note the reference in the Fund’s fact sheet to the CoinDesk Large Cap Index as the Fund’s benchmark index, which is not discussed in the information statement. Please reconcile the inconsistency.

June 25, 2021	2

The CoinDesk Large Cap Index was erroneously indicated as a benchmark index on the Fund’s website and the Manager has corrected the error.

4. Include here a table showing the fund composition and Digital Asset Reference Rates as of the most recent practicable date, so that shareholders can understand the recent composition of the fund.

The Manager has revised the disclosure on page 3 in response to the Staff’s comment.

5.

Please reconcile the statement on page 4 that the amount of your “Digital Asset Holdings” at any time includes “the aggregate U.S. dollar value of any Forked Assets the Fund holds” with the statement on that page that the fund does not currently expect to take any Forked Assets it may hold into account for purposes of determining the Fund’s Digital Asset Holdings, Digital Asset Holdings per Share, the NAV or the NAV per Share.

The calculation of Digital Asset Holdings is intended to capture the maximum value that can be returned to shareholders, which includes value that can be obtained from Forked Assets, if applicable. Due to the nature of Forked Assets, the Manager is typically unable to include such assets in the calculation of Digital Asset Holdings. For a further discussion of these reasons, please see “Risk Factors—Risk Factors Related to Digital Assets—Shareholders may not receive the benefits of any forks or ‘airdrops’” on page 21.

While the Fund does not currently expect to take any Forked Assets it may hold into account for purposes of determining Digital Asset Holdings, Digital Asset Holdings per Share, NAV or NAV per share, the Manager desires to maintain this flexibility to the extent including the value of Forked Assets in Digital Asset Holdings is ever operationally feasible, and the Manager has designed its Prospective Abandonment policy to address such possibility.

Summary, page 5

6.	Please revise your Summary section to address the following:

•

Provide a clear discussion of the process for determining the composition of your fund, including the criteria for selecting digital assets, how you determine their relative weights within the fund, the criteria you use for removing existing assets or including additional assets, and how you maintain the 70% Target Coverage Ratio; and

•	Explain under what circumstances you could have fewer or more than five different digital assets in the fund.

The Manager has revised the disclosure on pages 7-8 and 85 in response to the Staff’s comment.

7.

Please identify and provide a discussion here explaining how you select the Constituent Exchanges used to calculate Digital Asset Holdings, and as necessary also include cross-references to more detailed discussions found elsewhere.

The Manager has revised the disclosure on page 9 in response to the Staff’s comment.

Fund Construction Criteria, page 7

8.

Please address the risk that as a result of changes in digital asset market capitalization or the implementation of your fund construction criteria, you may not be able to achieve the Target Coverage Ratio, and what actions the Manager might take in such a circumstance.

June 25, 2021	3

The Manager has revised the disclosure on pages 8 and 85 in response to the Staff’s comment.

9.

We note your disclosure in the last paragraph on page 7 and the second full paragraph on page 8 in which you discuss criteria that would disqualify a digital asset from inclusion or result in removal as a fund component. For each of the applicable criterion, please identify those digital assets that would be a component of the fund based on their total market capitalization but for the particular criterion.

The Manager has revised the disclosure on pages 7-8 and 84-85 in response to the Staff’s comment.

Risk Factors, page 14

10.

Please add a separately captioned risk factor addressing risks attendant to having a substantial majority of the Fund’s assets concentrated between two digital assets, Bitcoin and Ether. Revise to further discuss the specific risks associated with those two digital assets that are material risks to the Fund’s shareholders.

The Manager has revised the disclosure on page 29 in response to the Staff’s comment.

11.

Please add a separately captioned risk factor that discloses the risk that the number of Fund Components represented by a share is generally expected to gradually decrease over time as the Fund Components are used to pay the Fund’s expenses.

The Manager has revised the disclosure on page 30 in response to the Staff’s comment.

The trading prices of many digital assets, including the Fund Components, have experienced extreme volatility, page 14

12.

Please revise to quantify the volatility of the digital assets in your portfolio and how that volatility has impacted an investment in the fund. Please also update your disclosure to account for the recent declines in digital asset trading prices.

The Manager has revised the disclosure on page 14 in response to the Staff’s comment.

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Due to the unregulated nature and lack of transparency, page 24

13.

You state here that Digital Asset Exchanges are relatively new and, in some cases, unregulated. Please revise to discuss in greater detail the extent to which the material aspects of the business and operations of Digital Asset Exchanges are not regulated. For example, please address the fact that trading platforms for digital assets do not appear to be subject to regulation in a similar manner as other regulated trading platforms, such as national securities exchanges or designated contract markets.

The Manager has revised the disclosure on pages 23-24 in response to the Staff’s comment.

The lack of full insurance and shareholders’ limited rights, page 34

14.

Please disclose whether and to what extent a cold storage address for the Fund’s Digital Asset Account has held digital assets with a value in excess of the Cold Storage Threshold and any specific risks related thereto.

The Manager has revised the disclosure on pages 34 and 126 in response to the Staff’s comment.

The LLC Agreement includes provisions that limit shareholders’ voting rights and restrict shareholders’ right to bring a derivative action, page 35

15.

Please discuss any uncertainty as to enforceability of the Derivative Actions provision of your LLC Agreement under the laws of the Cayman Islands. In addition, please tell us whether you have revised or intend to revise your LLC Agreement to state that this provision does not apply to federal securities law claims, or tell us how you will make shareholders aware that it does not apply to federal securities law claims in future filings.

The Manager is not aware of any Cayman Islands judicial cases that consider the enforceability of derivative action claims in the context of Cayman Islands limited liability companies. The Manager is advised that there are likely to be certain public policy limitations on the enforceability of a provision such as section 6.4 of the LLC Agreement to the extent that a court were to determine that the language is intended to preclude a member from bringing a claim against a manager who had acted fraudulently or in willful default of its obligations—its minimum standard of care obligations. The Limited Liability Companies Act (As Revised) of the Cayman Islands (the “LLC Act”) does not contain an express statutory right for a member to bring a derivative action although the LLC Act contemplates that a member may bring proceedings on behalf of a limited liability company in a representative capacity against members or managers. The common law principles regarding derivative actions that apply to companies incorporated under the Companies Act (As Revised) would also be informative. Generally, a derivative action can only be brought in respect of claims that involve a “fraud on the minority” or serious wrongdoing causing harm to a company.

The Manager will amend the LLC Agreement to state that this provision does not apply to federal securities law claims, and file the amendment as in Exhibit 4.3 to Amendment No. 1.

Regulatory changes or actions may affect the value of the Shares, page 37

16.

We note that this risk factor includes disclosure regarding a number of different regulatory uncertainties, each of which poses its own distinct set of risks to the business and operations of the Fund. Please revise to address each of the material regulatory risks in separately captioned risk factors, in each case clearly identifying the risk or uncertainty and the impact on the Fund.

The Manager has revised the disclosure on pages 37-41 in response to the Staff’s comment.

Regulatory changes or interpretations, page 39

17. We note the statement that “the Manager is not aware of any rules that have been proposed to regulate any digital assets as a commodity interest or a security.” Please explain why you believe that no digital assets are regulated as securities or revise your disclosure accordingly.

The Manager has revised the disclosure on pages 40-41 in response to the Staff’s comment.

June 25, 2021	5

Risk Factors Related to Potential Conflicts of Interest, page 43

18.	Please include separately captioned risk factors explaining risks that are specific to each of the following:

•	The minority interests of the Manager’s parent company in two Digital Asset Exchanges used in calculating the Digital Asset Reference Rate for certain of the digital assets held by the Fund;

•	Because the Manager and Genesis, the sole authorized participant, have the same parent company, baskets will not be exchanged for fund components in arm’s length transactions; and

•	Risks related to the parent company of the Manager owning a minority interest in the parent company of the Custodian.

The Manager has revised the disclosure on pages 47-48 in response to the Staff’s comment.

19.

Please confirm that you have specifically identified all products or investments that the Manager, its parent, or any affiliates have that could create a potential conflict of interest with the fund or revise accordingly.

The Manager confirms that it has specifically identified all products or investments that the Manager, its parent, or any of its affiliates have that the Manager reasonably believes could create a potential conflict of interest with the Fund.

Composition of the Digital Asset Market, page 47

20.

Please include a brief discussion of how CoinMarketCap.com identifies the particular digital assets to track and display market capitalization information and how market capitalization is measured. Please also clarify whether you utilize that information for purposes of calculating compliance with your Target Coverage Ratio. In addition, please quantify the total digital asset market capitalization, your coverage ratio and the portfolio weighting of each of the digital assets you hold as of the most recent practicable date.

The Manager has revised the disclosure on page 50 in response to the Staff’s comment.

Digital Asset Exchange Public Market Data, page 53

21.

We note your disclosure that the domicile, regulation and legal compliance of the Digital Asset Exchanges included in the Reference Rates varies. As such, please revise to provide more detailed descriptions of each of the Constituent Exchanges. Please also revise your disclosure on page 56 to identify any instances in which a Digital Asset Exchange has been removed from a Digital Asset Reference Rate and the reasons for removal.

The Manager has revised the disclosure on page 57 in response to the Staff’s comment.

TradeBlock Digital Asset Reference Rates, page 55

22.

Please revise to explain the methodology whereby the Reference Rate Provider chooses whether to use a Spot Price or an Index Price. To the extent that the Manager also has any choice between using a Spot Price or an Index Price please explain that methodology as well.

June 25, 2021	6

The Manager has revised the disclosure on pages 59-60 in response to the Staff’s comment.

23.

Please disclose here how you will inform shareholders of changes to the Constituent Exchanges used to determine the Digital Asset Reference Rates. Explain to what extent the Reference Rate Provider or the fund have any discretion during the process of determining the Digital Asset Reference Rates. Explain whether the fund or Reference Rate Provider could change the methodology for determining the Digital Asset Reference Rates in the future, under what circumstances the fund or Reference Rate Provider might change the methodology, and how you would communicate this to shareholders.

The Manager has revised the disclosure on pages 60-61 in response to the Staff’s comment.

Weighting & Adjustments, page 56

24.

Please discuss in greater detail how the Digital Asset Reference Rate is algorithmically determined using the 24-hour volume-weighted average price of the applicable digital asset on the Constituent Exchanges calculated on a per second basis. To the extent useful to understanding how the price is determined on a particular day, please consider including an illustrative example.

The Manager has revised the disclosure on page 61 in response to the Staff’s comment.

Activities of the Fund, page 77

25.

Please include a discussion regarding whether you may stake, lend, or engage in other activities with the digital assets that you hold. Explain whether the proceeds from such activities will be included in the NAV or Digital Asset Holdings calculations, and if not, explain how shareholders will evaluate the value being created.

The Manager has revised the disclosure on pages 42-44, 82 and 130 and the Glossary of Defined Terms in response to the Staff’s comment.

Rebalancing, page 82

26.

Discuss here the principal market through which the Manager will transact during the rebalancing period for buying or selling assets. In addition, revise the “Forked Assets” discussion on page 81 to disclose the principal market through which the Manager will sell any forked assets.

The Manager has revised the disclosure on pages 9 and 86-87 in response to the Staff’s comment.

Fund Expenses, page 86

27.	Please disclose whether or not there is a ceiling to the amount of fund expenses that the Manager will pay.

The Manager has revised the disclosure on page 93 in response to the Staff’s comment.

Description of Limited Rights, page 99

28. Please revise to specifically state whether shareholders have the power to remove the Manager.

June 25, 2021	7

The Manager has revised the disclosure on page 105 in response to the Staff’s comment.

Recent Sales of Unregistered Shares, page 99

29.	Please disclose recent sales as of the most recent practicable date.

The Manager has revised the disclosure on page 105 in response to the Staff’s comment.

Description of Creation of Shares, page 106

30.

Please include a brief discussion of the process through which the cash subscriptions from investors are converted into digital assets and any risk related to price volatility of the digital asset components of the fund borne by investors or the authorized participant during the subscription and creation process.

The Manager has revised the disclosure on page 112 in response to the Staff’s comment.

Governing Law; Consent to New York Jurisdiction, page 117

31.

We note the statement that each shareholder consents to the jurisdiction of the courts of the State of New York and any federal courts located in the borough of Manhattan in New York City. Please identify the source of this provision in your governing documents. Please also provide a complete description of the provision, including the relevant forum for litigation and any subject matter jurisdiction carve out. Provide risk factor disclosure describing any risks or other impacts on shareholders, including increased costs to bring a claim and that these provisions can discourage claims or limit shareholders’ ability to bring a claim in a judicial forum that they find favorable. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

The Manager has revised the disclosure on page 122 in order to remove this statement, which incorrectly summarized the LLC Agreement.

Insurance, page 118

32.	Please revise to discuss what insurance, if any, the Custodian is required to have pursuant to the Custodian Agreement.

The Manager has revised the disclosure on page 123 in response to the Staff’s comment.

33.

In the event that private keys are lost, damaged, stolen or otherwise become unavailable and the Fund or shareholders wish to recover damages from the Custodian, explain what sources of funds are available, other than the Custodian’s insurance proceeds. Update the risk factor “The lack of full insurance” on page 34 in this regard as well.

June 25, 2021	8

The Manager has revised the disclosure on page 34 in response to the Staff’s comment.

Record Keeping; Inspection and Auditing, page 120

34.	Please provide greater detail regarding audit, inspection, and verification procedures. In this regard:

•

Discuss to what extent and in what manner the Fund or other parties will inspect or audit the Custodian’s records. Explain in greater detail how you intend to validate existence, exclusive ownership and software functionality of private keys and other ownership records; and

•

You state on page 104 that no party other than the Custodian has access to the private key shards of the Fund. Explain how inspection and auditing will occur given that only the Custodian has access to the private key shards.

The Manager has revised the disclosure on page 125 in response to the Staff’s comment.

* * *

Please do not hesitate to contact the undersigned if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ Joseph A. Hall

Joseph A. Hall

cc:	Michael Sonnenshein
Chief Executive Officer
Grayscale Investments, LLC

June 25, 2021	9